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                                                            EXHIBIT (a)(2)(viii)



BARRETT RESOURCES CORPORATION                               [LOGO APPEARS HERE]
NEWS RELEASE


FOR IMMEDIATE RELEASE
---------------------

CONTACT:
Frank Keller/Robert Howard         Paul Verbinnen/David Reno/Jonathan Gasthalter
Barrett Resources                  Citigate Sard Verbinnen
303-572-3900                       212-687-8080



                            BARRETT RESOURCES BOARD
                      REJECTS SHELL'S $60 PER SHARE OFFER

                 Invites Shell To Submit Best and Final Offer

DENVER, CO - April 30, 2001 - Barrett Resources Corporation (NYSE: BRR) today announced that its Board of Directors, based upon opinions that it received from its financial advisors and other factors, unanimously rejected as inadequate Shell Oil Company's $60 per share cash tender offer, announced on April 26. Accordingly, the Board recommends that shareholders not tender into the Shell offer or grant any written consents Shell may seek.

     In addition, Barrett's Board, in a letter sent today to Walter van de Vijver, President and CEO of Shell Exploration & Production Company, responded to Shell's request that Barrett's Board "consider [Shell's] bid on an equal basis with any others." Barrett has invited Shell to submit its best and final offer for Barrett on May 2, 2001, the date proposals are due for all parties involved in Barrett's previously announced process for seeking strategic alternatives. Following is the full text of the letter:

                                                          April 30, 2001


Walter van de Vijver
President and Chief Executive Officer
Shell Exploration & Production Company
One Shell Plaza
Houston, Texas  77252-2463


Dear Walter:

     Our Board has reviewed and considered your letter of April 26 and has unanimously rejected your revised offer of $60 per share as inadequate.


     In response to your request that we "consider [your] bid on an equal basis with any others" and also your financial advisors' request that you be provided with our agreement drafts, please be advised as follows:
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     .    You should submit your best and final offer in writing (executed by an officer authorized to bind you) by 12:00 noon, Eastern Daylight Time on Wednesday, May 2, 2001 to both of the following:


             Ray Strong                          Jon Hughes
             Vice President                      Principal
             Phone:  212-902-1068                Phone:  713-650-3383
             Fax:    212-346-3895                Fax:    713-650-8461
             Goldman, Sachs & Co.                Petrie Parkman & Co.
             85 Broad Street, 19th Floor         600 Travis Street, Suite 7400
             New York, New York  10004           Houston, Texas  77002

     . Your offer must state that it will remain open through 5:00 p.m., Eastern Daylight Time on May 23, 2001, unless rejected by us prior to that time. (Despite this condition, I am hopeful that Barrett will reach a final resolution well before that time.)

     . Your offer must include copies of one of the form agreements, which are being sent by one of our financial advisors to your financial advisors, marked to reflect specific language changes, if any, which if incorporated would allow you to execute the agreement. (We assume that in a negotiated transaction, the contract would be far less conditional than the terms of your pending tender offer.)

     These are the ground rules applicable to all others. A full set of those instructions is enclosed. As you will see in the attached instructions, we reserve the right to modify the terms and conditions of the process if our Board determines it would be appropriate and in the best interests of our stockholders.

     Your assertions about break-up fees are incorrect. In the event of a transaction with a break-up fee, the stockholders would receive the benefit of the entire consideration. Indeed, because we have pursued a process with a level playing field and because we are seeking to receive best and final proposals from all potential parties on May 2, we believe it is appropriate to consider proposals with break-up fees as an incentive to the parties to submit their best offers. Of course, what would be an acceptable amount will depend upon price.

     If you have any questions, please have your financial advisors call either Ray Strong or Jon Hughes.

                                       Very truly yours,

                                       Peter A. Dea
                                       Chairman of the Board and
                                       Chief Executive Officer
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     In addition to the factors previously considered by the Board, the Board considered the following in its decision to reject Shell's revised offer:

     . A review of the Company's updated financial performance and condition (including a $108 million reduction in the amount of outstanding bank indebtedness since December 31, 2000);

     . The Company's total proved natural gas and oil reserves of approximately 2.1 trillion cubic feet of gas equivalent, 96 percent of which is natural gas, (including the Company's recent announcement of a 53% increase in proved reserves since December 31, 2000), the Company's first quarter 2001 average daily production rate of 338 million cubic feet of gas equivalent and future prospects;

     . The opinion of Goldman Sachs, after reviewing with the Board many of the factors referred to herein and other financial criteria used in assessing an offer, that, as of April 30, 2001, the Amended Shell Offer Price is inadequate to Barrett's stockholders (other than Shell and its affiliates);

     . The presentation made by Petrie Parkman to the Board at its meeting on April 30, 2001 regarding the Amended Shell Offer and its opinion dated April 30, 2001, that, as of that date and on the basis of and subject to the matters reviewed with the Board, the Amended Shell Offer Price was inadequate from a financial point of view to Barrett's stockholders (other than Shell and its affiliates); and

     . The Board's continued belief, after discussion with its financial advisors and the Board's evaluation of the progress of the previously announced process for seeking strategic alternatives, that there is a reasonable likelihood that the process will yield a superior transaction.

     The full text of the Board's recommendation is contained in Barrett's
Schedule 14D-9 which will be available on the SEC website at www.sec.gov.

     Barrett Resources is a Denver-based independent natural gas and oil exploration and production company that is also involved in gas gathering, marketing and trading activities. Barrett's properties are focused primarily in the Rocky Mountain region of Colorado, Wyoming and Utah, the Mid-Continent area of Kansas, and Oklahoma and the Gulf of Mexico region of offshore Texas and Louisiana. For additional information about Barrett, please visit our Web site at www.brr.com.

Forward-Looking Statements

This press release may contain projections and other forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such projections or statements include the Company's current views with respect to future events, financial performance, Board decisions with respect to modifying the process described herein, and expectations of responses by potential qualified parties. No assurances can be given, however, that these events will occur or that such projections will be achieved and actual results could differ materially from those projected. A discussion of important factors that could cause actual results to differ materially from those projected is included in the Company's periodic reports filed with the Securities and Exchange Commission.

IN RESPONSE TO THE AMENDED TENDER OFFER COMMENCED BY SHELL OIL COMPANY THROUGH ITS INDIRECT WHOLLY OWNED SUBSIDIARY SRM ACQUISITION COMPANY, BARRETT RESOURCES CORPORATION WILL FILE WITH THE SEC ITS RECOMMENDATION TO STOCKHOLDERS REGARDING THE TENDER OFFER.

IN RESPONSE TO ANY CONSENT SOLICITATION THAT MAY BE COMMENCED BY SHELL AND SRM ACQUISITION, BARRETT WILL FILE WITH THE SEC A CONSENT REVOCATION STATEMENT AND ANY OTHER SOLICITATION MATERIALS THAT MAY BE PREPARED BY BARRETT IN RESPONSE TO SHELL'S CONSENT SOLICITATION. BARRETT HAS FILED WITH THE SEC A PRELIMINARY CONSENT REVOCATION STATEMENT AND OTHER SOLICITATION MATERIALS IN RESPONSE TO A PRELIMINARY CONSENT SOLICITATION STATEMENT FILED BY SHELL WITH THE SEC. INVESTORS ARE STRONGLY ADVISED TO READ ANY DEFINITIVE CONSENT REVOCATION STATEMENT, IF AND WHEN IT IS FILED AND BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT
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INFORMATION. ANY DEFINITIVE CONSENT REVOCATION STATEMENT WOULD BE FILED BY
BARRETT WITH THE SEC.

STOCKHOLDERS AND INVESTORS WILL BE ABLE TO OBTAIN A FREE COPY OF ANY DEFINITIVE CONSENT REVOCATION STATEMENT (IF AND WHEN FILED AND AVAILABLE) AND OTHER RELEVANT DOCUMENTS ON THE SEC'S WEB SITE AT WWW.SEC.GOV. ANY DEFINITIVE CONSENT REVOCATION STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO BARRETT RESOURCES CORPORATION-- INVESTOR RELATIONS AT
(303) 572-3900.

                     CERTAIN INFORMATION REGARDING PERSONS
                     WHO MAY BE DEEMED TO BE PARTICIPANTS

IN ADDITION, THE IDENTITY OF PEOPLE WHO, UNDER SEC RULES, MAY BE CONSIDERED PARTICIPANTS IN THE SOLICITATION OF CONSENT REVOCATIONS FROM BARRETT STOCKHOLDERS AND SUCH PERSONS' HOLDINGS OF BARRETT COMMON STOCK ARE CONTAINED IN BARRETT'S PRELIMINARY CONSENT REVOCATION STATEMENT FILED WITH THE SEC UNDER REGULATION 14A.

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